Filed by Flex Pharma, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6(b)

under the Securities Exchange Act of 1934

Form S-4 File No.: 333-229666

Subject Company: Salarius Pharmaceuticals, LLC

SEC File No.: 001-36812

Flex Pharma, Inc. intends to send the following letter to certain of its stockholders.

June 19, 2019

YOUR VOTES ARE STILL NEEDED—EVERY VOTE COUNTS!

Dear Flex Shareholder:

Not enough shares have been voted for us to complete our merger with Salarius Pharmaceuticals, LLC. Your fellow shareholders that have voted overwhelmingly support the merger. However, in order to consummate the merger, we need a quorum at our special meeting (which will be reconvened on July 12) and our shareholders need to approve Proposals 1, 2 and 3, which are described in our proxy materials.

- That is why we still need you to vote your shares, now! -

The high level of support for the merger is consistent with the recommendations of both leading, independent proxy advisory firms (Institutional Shareholder Services or ISS, and Glass Lewis) and our Board of Directors, which unanimously recommends voting “FOR” all agenda items as the best way to preserve future shareholder value.

- Time is running out! -

We will reconvene the special meeting on July 12, 2019, so there is no time to waste if you want to preserve the value of your shares. Even if you do not own Flex stock today, as a shareholder as of the record date (April 17), we still need your vote. If we do not secure the needed votes, our planned merger with Salarius cannot take place. Your vote will help complete the merger, which will support the development of potentially life-saving epigenetic therapies for cancer.

- Please vote your shares FOR the merger, today! -

You can vote “FOR” all agenda items by telephone, via the Internet or using the proxy card you received with your proxy materials. For assistance in voting shares, or to receive additional copies of the proxy materials:

- Call Innisfree M&A Incorporated TODAY at 1-888-750-5834 -

Your vote is critically important. If we do not complete the merger, we will likely wind-up, which could cause shareholders to lose most of the value of their investment.

Thank you for taking the time to help.

Very truly yours,

William McVicar, Ph.D.

President and Chief Executive Officer

YOUR VOTE MATTERS! You can vote your shares by telephone, or via the Internet.
Please follow the easy instructions on the enclosed proxy card.

If you have any questions, or need assistance in voting your shares, please call our proxy solicitor,
INNISFREE M&A INCORPORATED, TOLL-FREE at 1 (888) 750-5834.

Forward-Looking Statements. Certain statements in this communication constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act. These forward-looking statements reflect Flex Pharma’s current views about its plans. Although Flex Pharma believes that its plans as reflected in or suggested by those forward-looking statements are reasonable, it can give no assurance that the plans, intentions, expectations or strategies will be attained or achieved. Furthermore, actual results will be affected by a variety of risks and uncertainties that are beyond its control. Risks and uncertainties include, but are not limited to: inability to complete the proposed transaction; the ability of the proposed transaction to increase stockholder value; and other risks and uncertainties detailed in the risk factors section of Flex Pharma’s registration statement on Form S-4 (File No. 333-229666), Form 10-K and Forms 10-Q filed with the SEC, as well as other filings Flex Pharma makes with the SEC from time-to-time. Flex Pharma disclaims any obligation to update information contained in these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Additional Information and Where to Find It. This communication may be deemed to be solicitation material in respect of the proposed transaction. In connection with the proposed transaction, Flex Pharma filed with the Securities and Exchange Commission (SEC) a registration statement on Form S-4 (File No. 333-229666) containing a proxy statement/prospectus/information statement, which took effect on April 29, 2019. On April 30, 2019, Flex Pharma filed a definitive proxy statement/prospectus/information statement with the SEC. On or around May 3, 2019, Flex Pharma began mailing the definitive proxy statement/prospectus/information statement to Flex Pharma stockholders of record as of the close of business on April 17, 2019 and members of Salarius. FLEX PHARMA URGES INVESTORS AND EQUITYHOLDERS OF FLEX PHARMA AND SALARIUS TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS/INFORMATION STATEMENT REGARDING THE PROPOSED TRANSACTION, AS WELL AS OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT FLEX PHARMA, SALARIUS AND THE PROPOSED TRANSACTION. This communication is not a substitute for the registration statement, definitive proxy statement/prospectus/information statement or any other documents that Flex Pharma has filed or may file with the SEC or send to Flex Pharma or Salarius equityholders in connection with the proposed transaction.

You may obtain free copies of the registration statement, definitive proxy statement/prospectus/information statement and all other documents filed or that will be filed with the SEC regarding the proposed transaction at the website maintained by the SEC, www.sec.gov. Once they are filed, copies of the registration statement and definitive proxy statement/prospectus/information statement will be available free of charge on Flex Pharma’s website at www.flex-pharma.com or by contacting John McCabe at jmccabe@flex-pharma.com.

Participants in Solicitation. Flex Pharma, Salarius and their respective directors or managers and executive officers may be deemed to be participants in the solicitation of proxies from the holders of Flex Pharma common stock in connection with the proposed transaction. Information about Flex Pharma’s directors and executive officers is set forth in Flex Pharma’s Annual Report on Form 10-K for the period ended December 31, 2018, which was filed with the SEC on March 6, 2019, and amended on April 16, 2019. Other information regarding the interests of such individuals, as well as information regarding Salarius’ managers and executive officers and other persons who may be deemed participants in the proposed transaction, is set forth in the definitive proxy statement/prospectus/information statement. You may obtain free copies of these documents as described in the preceding paragraph.

Non-Solicitation. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No public offer of securities in connection with the merger shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.